THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions, unaudited)

Year Ended December 31,	2008	2007	2006	2005	2004
Earnings from continuing operations before taxes on earnings	$2,028	$1,853	$1,476	$1,027	$547

Fixed charges
Interest expense:
Deposits from banking clients	104	238	200	74	21
Payables to brokerage clients	55	329	426	378	113
Short-term borrowings	1	—	—	—	—
Long-term debt	59	38	29	30	28
Other	24	18	24	19	10

Total	243	623	679	501	172
Interest portion of rental expense	62	60	55	55	71

Total fixed charges (A)	305	683	734	556	243

Earnings from continuing operations before taxes on earnings, and fixed charges (B)	$2,333	$2,536	$2,210	$1,583	$790

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.6	3.7	3.0	2.8	3.3
Ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense (2)	14.9	17.0	14.7	10.9	6.0

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense reflects the elimination of such interest expense as a fixed charge.